                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934




                            Brothers Gourmet Coffees, Inc.
          ----------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
          ----------------------------------------------------------------
                            (Title of Class of Securities)

                                      114822109
          ----------------------------------------------------------------
                                    (CUSIP Number)



          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13G

          CUSIP No. 114822109                           Page  2 of 5 Pages

          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Quaker Capital Management Corporation
               --------------------------------------

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ___

                                                                 (b)  X
                                                                     ---
          3    SEC USE ONLY

          4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Pennsylvania
                    ------------

             NUMBER OF             5  SOLE VOTING POWER            1,000
              SHARES
            BENEFICIALLY           6  SHARED VOTING POWER        580,550
             OWNED BY
               EACH                7  SOLE DISPOSITIVE POWER       1,000
            REPORTING
              PERSON               8  SHARED DISPOSITIVE POWER   580,550
               WITH

          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    581,550
                    -------

          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES   ___

               The Reporting Person disclaims beneficial ownership of 580,550 shares owned by its clients.


          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.19%
                    -----

          12   TYPE OF REPORTING PERSON*

                     IA
                    ----

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                                     SCHEDULE 13G
                                 CUSIP NO. 114822109

               Pursuant to Rule 13d-1 and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this Schedule 13G.

          Item 1.   (a)  The name of the Issuer is Brothers Gourmet
                         Coffees, Inc.

                    (b) The address of the Issuer s principal executive offices is 2255 Glades Road, Suite 100E, Boca Raton, Florida 33431.

          Item 2.   (a)  The name of the person filing this report is
                         Quaker Capital Management Corporation (the
                         "Reporting Person").

                    (b) The address of the principal place of business of the Reporting Person is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222-1824. The Reporting Person is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania.

                    (d) and (e)    This report relates to the Common Stock
                         of Brothers Gourmet Coffees, Inc. CUSIP No.
                         114822109.

          Item 3. The Reporting Person is a corporation registered as an Investment Advisor under Section 203 of the Investment Advisers Act of 1940.

          Item 4.   Ownership
                    ---------

                    (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 580,550 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 1,000 shares of the Common Stock of the Issuer.

                    (b) The shares covered by this report represent 5.19% of the Common Stock of the Issuer.

                    (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of

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                         the Issuer.  The Reporting Person shares voting
                         and dispositive power over the 580,550 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 1,000 shares owned by the Reporting Person and/or its principals.

          Item 5.   Ownership of Five Percent or Less of a Class
                    --------------------------------------------

                    Not applicable.

          Item 6.   Ownership of More than Five Percent on
                    Behalf of Another Person
                    ---------------------------------------

                    580,550 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

          Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
                    ----------------------------------------------------

                    Not applicable.

          Item 8.   Identification and Classification of the Members
                    of the Group
                    -------------------------------------------------

                    Not applicable.

          Item 9.   Notice of Dissolution of a Group
                    --------------------------------

                    Not applicable.

          Item 10.  Certification
                    -------------

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction involving such purposes or effect.

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                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   QUAKER CAPITAL MANAGEMENT CORPORATION




          February 11, 1997             By: /s/Mark G. Schoeppner
                                        -----------------------------------
                                            Mark G. Schoeppner
                                            President




































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